United States securities and exchange commission logo





                          June 23, 2021

       Rory P. Nealon
       Chief Financial Officer and Chief Operating Officer
       Amryt Pharma plc
       45 Mespil Road,
       Dublin 4, Ireland

                                                        Re: Amryt Pharma plc
                                                            Registration
Statement on Form F-4
                                                            Filed June 15, 2021
                                                            File No. 333-257099

       Dear Mr. Nealon:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Boris Dolgonos